

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 6, 2017

<u>VIA E-MAIL</u>
Taylor V. Edwards, Esq.
OFI Global Asset Management, Inc.
225 Liberty Street
New York, New York 10281-1008
tedwards@ofiglobal.com

> Re: OFI Funds Trust, OFI Pictet Global Environmental Solutions Fund
> Initial Registration Statement on Form N-1A
> File Nos. 333-215964 and 811-23231

Dear Mr. Edwards:

On February 8, 2017, you filed a registration statement on Form N-1A on behalf of OFI Funds Trust, OFI Pictet Global Environmental Solutions Fund (the "Fund"). We have reviewed the registration statement. Here are our comments.

General

1. We generally do not repeat comments even though they may apply to disclosure in more than one location in the registration statement. It is incumbent on you to apply each comment to all similar disclosure in the registration statement.

2. All capitalized terms not otherwise defined in this letter have the meaning given to them in the registration statement.

3. Portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, and/or on exhibits added in any pre-effective amendment.

4. Your response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933 (the "Securities Act"). The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this in your supplemental letter and briefly state the basis for your position. Where a change will be made to the disclosure in response to a comment, please include the changed language as part of your response.

5.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with this registration statement (excluding any exemptions already disclosed).

<u>Prospectus</u>

<u>The Fund Summary</u>

<u>Fees and Expenses of the Fund (Introduction)</u>

6.   The second sentence reads: "You may qualify for sales charge discounts if you (or you and your spouse) invest, or agree to invest in the future, at least $25,000 in certain funds . . . ." Please confirm supplementally that the limitation of sales charge discounts to "you and your spouse" is consistent with the classes of persons described in Appendix A who may aggregate purchases to qualify for sales charge discounts (or revise if the class of persons eligible for such discounts is broader).

7.   The third sentence reads: "More information about these and other discounts is available from your financial professional in . . . 'Appendix A' <u>in the Fund's Statement of Additional Information</u>." (emphasis supplied.)   In accordance with <u>Mutual Fund Fee Structures</u>, Investment Management Guidance Update 2016-06 (Dec. 2016), *available at* https://www.sec.gov/investment/im-guidance-2016-06.pdf ("IMGU 2016-06"), intermediary-specific sales charge waivers and reductions must be disclosed either in the prospectus or in an Appendix <u>to the prospectus</u>. Such an Appendix<u> may not be in the Fund's SAI</u>. Please revise all such references throughout the registration statement.

<u>Fee Table – Shareholder Fees</u>

8.   There is no disclosure of a CDSC in the Fee Table, but there is subsequent narrative disclosure of a limited CDSC. Please revise the Fee Table and/or narrative disclosure as appropriate, and explain supplementally.

9.   Please delete "or redeem" in the first sentence of the Introduction to the Fee Table (the first sentence after the caption "Fees and Expenses of the Fund") or explain why you believe that it should remain.

<u>Fee Table – Annual Fund Operating Expenses</u>

10.   In accordance with Item 3, the parenthetical under "Annual Fund Operating Expenses" should include the words "each year" after the words "that you pay."

11.   We assume that the "0.00%" are place markers and that you will replace all such "charges" with actual charges.

12.   Please confirm supplementally that, in accordance with Item 3, Instr. 3(f), if "acquired fund fees and expenses" (AFFE) exceed 0.01% of the average net assets of the Fund, the Fund will include a line item in the Fee Table for AFFE.

13.   Fee Waiver and Expense Reimbursement. A Fund may only include fee waivers and/or expense reimbursements if (i) the arrangement will be in effect for at least one year from the effective date of the registration statement, and (ii) the fees will in fact be reduced during this year. This comment applies to the "Fee Waiver and Expense Reimbursement" line item and to the Example. Please confirm supplementally that both of these requirements will be met, and please disclose in a footnote the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. *See* Item 3, Instr. 3(e).

Example

14.   Example Table. As discussed above, the Fee Table does not disclose any redemption fee or CDSC, but there is subsequent narrative discussing a limited CDSC. Please delete the example for "if shares are not redeemed," or explain why you believe it should be included.

Principal Investment Strategies

15.   The second sentence of the first paragraph reads: "Such securities include, but are not limited to, common, convertible and preferred stock, warrants and depositary receipts." Please delete the phrase "include, but are not limited to," so that this sentence identifies all of the Fund's principal investments. In addition, please remove any investments that are not principal investments. For purposes of determining if an investment is "principal," *see, e.g*. Item 9(b), Instruction 2, and Guidance Regarding Mutual Fund Enhanced Disclosure, IMGU 2014-08 (June 2014), *available at* https://www.sec.gov/investment/im-guidance-2014-08.pdf.

16.   Names Rule Comments. Please revise the Item 4 and/or Item 9(b) disclosure consistent with the following:

- The fund's name is the "Global Environmental Solutions Fund." The term "environmental" suggests a type of investment that is subject to an 80% policy in accordance with Investment Company Act Rule 35d-1. Please disclose the Fund's 80% policy.

- Please disclose the criteria that the Fund's investment adviser uses to select issuers/investments that have an "environmental solutions" focus, *i.e.,* the index, third-party rating or list, screen, or other criteria that the adviser uses.

- The disclosure indicates that the Fund mainly invests in U.S. and non-U.S. companies, and seeks investment exposure to a number of countries throughout the world. The Fund further discloses that, under normal circumstances, it will invest its assets in companies that provide exposure to at least three countries, of which one can be the U.S., and will invest significantly in companies that are economically tied to non-U.S. countries. The disclosure also indicates that a determination that a company is tied to a non-U.S. country is based on the jurisdiction in which such company is domiciled, incorporated, organized or headquartered.

We expect that funds using the term "global" in their name will invest their assets in investments that are tied economically to a number of countries throughout the world. *See* Investment Company Names, Investment Company Release No. 24828 at n. 42 (Jan. 17, 2001). Please note that a fund may treat a company domiciled, incorporated, organized, headquartered or located and/or principally traded in the U.S. as tied economically to a country or countries outside the U.S. if the fund demonstrates to the staff that the company derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in, country(ies) outside the U.S. or has at least 50% of its assets in country(ies) outside the U.S.

Please revise the disclosure to make clear that the Fund will invest significantly in non-U.S. companies organized or located in multiple countries outside the U.S., or in companies doing a substantial amount of business in multiple countries outside the U.S. (or, that U.S. companies satisfy one of the 50% tests above if necessary).

Principal Risks

17.   Please consider disclosing in the Fund Summary and in the Item 9(c) disclosure the risks associated with investing in a new fund (*e.g.,* the Fund may have higher expenses, may not grow to an economically viable size, may cease operations, investors may be required to liquidate or transfer their investments at a loss, etc.).

18.   Please disclose the risks associated with investing in depositary receipts.

The Fund's Performance

19.   Please identify supplementally the broad-based securities index that the Fund intends to use.

More About the Fund

    About the Fund's Investments

        The Fund's Principal Investment Strategies and Risks

20.   The Item 9 disclosure appears to only disclose the principal risks, and the principal investment strategies disclosure is missing. Please revise.

21.   Also, please revise to disclose the adviser's focus on environmental and global securities as a principal investment.

22.   Please explain how the adviser determines which securities to buy and sell. *See* Item 9(b)(2).

23.   For each principal investment strategy there should be a corresponding principal risk (and there should not be a principal risk without a corresponding principal investment strategy). Please review this disclosure and revise as appropriate.

24.   The prospectus states that the Fund may invest in, among other things, convertible securities. If the Fund intends to invest in contingent convertible securities, please explain supplementally the extent to which the Fund will invest in these instruments. We may have more comments after reviewing your response.

How the Fund is Managed

    The Manager and the Sub-Adviser

        Advisory Fees

25.   The first sentence reads: "Under the investment advisory agreement, the Fund pays the Manager an advisory fee at an annual rate that declines on additional assets as the Fund grows: [_____], calculated on the daily net assets of the Fund." Please change "daily net assets of the Fund" to "average daily net assets of the Fund." In addition, disclose any breakpoints.

        Manager of Managers

26.   Please confirm, if accurate, that the Fund's sub-sub-adviser, PAM, is not an affiliated person of the Manager, and was retained pursuant to authority under the Fund's exemptive order referred to in this section.

27.   Was OFI, the affiliated sub-adviser (not covered by the Fund's exemptive order), approved by the Fund's initial shareholder?

More About Your Account

About Your Account

28.   The two sentences before the heading "What is the Minimum Investment?" read: "Certain sales charge waivers may apply to purchases or redemptions of Class A shares. More information about those waivers is available in the Fund's Statement of Additional Information, or by visiting the OppenheimerFunds website at www.oppenheimerfunds.com." Please revise this statement because information regarding sales charges waivers is required to be disclosed in the prospectus. (Only the waivers described in Items 17(d) and 23(b) may be disclosed exclusively in the SAI.) Also, please revise your reference to information contained on the fund's website to conform to the requirements of Item 12(a)(5).

About Class A Shares

29.   The third sentence of the first paragraph reads: "In some cases, Class A purchases may qualify for a reduced sales charge or a sales charge waiver, <u>as described below</u> and in the Statement of Additional Information." (emphasis supplied.) Please confirm that the disclosure "below" regarding reduced sales charges or sales charge waivers is complete. Only waivers described in Items 17(d) and 23(b) may be disclosed exclusively in the SAI. All other waivers and discounts must be disclosed fully in this section of the prospectus or in an Appendix <u>to the prospectus</u> as provided in IMGU 2016-06. You may not disclose some in the prospectus and others in the SAI.

30.   With respect to the sentence that reads "Class A shares of the Fund are currently not available for purchase," please explain supplementally (a) why Class A will not be currently offered, and (b) why you are including a class in this filing that is not being currently offered.

Reduced Class A Sales Charges

Class A Purchases at Net Asset Value

31.   The first sentence of this section reads "Class A shares are offered at net asset value (without a sales charge) to clients of financial intermediaries who have entered into an agreement with the Distributor and have been approved by the Distributor to offer Class A shares to self-directed brokerage accounts that may or may not charge transaction fees to customers." Such intermediaries must be identified in the prospectus or in a prospectus Appendix. *See* IMGU 2016-06.

Right of Accumulation

32.   Please include an Item 12(a)(4)(ii) statement that shareholders should retain records to verify historical cost. Please also revise the Letter of Intent disclosure to make

clear that all of the conditions noted in the Right of Accumulation disclosure apply (*e.g.*, valuation, accounts that can be combined, etc.), if this is case.

Letter of Intent

33.   The Letter of Intent disclosure should contain all of the disclosures required by Item 12(a)(2) – (4). It is not sufficient to provide only some of this information and refer the investor to the Fund's SAI for more complete information. The Letter of Intent Item 12 disclosure should be as complete as the Right of Accumulation disclosure.

About Class I Shares

34.   We note that Class I shareholders may be involuntarily redeemed or converted. *See* disclosure under "Involuntary Conversion of Class I Shares." Please disclose the conversion feature in this section as required by Item 12(c)(3).

The Price of Fund Shares

Fair Value Pricing

35.   Since a portion of the Fund's assets may be invested in other registered investment companies, please consider disclosing that the Fund's net asset value is calculated based upon the net asset values of the investment companies in which the Fund invests, and that the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing. *See* Instruction to Item 11(a).

Contingent Deferred Sales Charge

36.   All Item 12 discussion should be in one place. *See* Gen. Instr. C.3(a). Please move the "Contingent Deferred Sales Charge" and the "Sales Charge Waivers" disclosures to follow the "Class A Contingent Deferred Sales Charge" and precede "About Class Y Shares" disclosure.

Distribution and Service (12b-1) Plans

37.   This Item 12(b) disclosure should be consolidated with the Item 12 disclosure earlier in the prospectus. *See* Gen. Instr. C.3(a).

Appendix (discussing PAM's Composite Performance)

38.   Please confirm that PAM is managing 100% or substantially all of the Fund's assets. Depending on your response, we may have additional comments.

39.   The first sentence reads: "The performance data for the [_____] Composite below is provided to illustrate the experience and historical investment results obtained by .

. . PAM . . . in managing private accounts and registered investment companies that have an investment objective, strategies and policies substantially similar to the Fund . . . as measured against the Index." Please change "in managing private accounts and registered investment companies" to "in managing all private accounts and all registered investment companies. . . ."

40.   Please disclose whether the fees, expenses, and taxes deducted from the Composite performance are the same as, greater than, or less than the Fund's fees, expenses, and taxes.

41.   Please represent supplementally that records necessary to support the calculation of the Composite performance will be maintained and will be accessible to the Commission staff.

Statement of Additional Information

Other Investments and Investment Strategies

    Asset Coverage for Certain Investments and Trading Practices

42.   The first sentence reads: "A fund will segregate with its custodian or otherwise designate on its books and records liquid assets in an amount the Fund believes to be adequate to ensure that it has sufficient liquid assets to meet its obligations under its derivatives contracts, or the Fund may enter into an offsetting position to 'cover' its obligations with respect to such transactions." Funds are to segregate/set aside liquid assets in amounts specified in Commission and staff guidance and not simply in amounts that funds believe to be adequate. Further, the purpose of asset segregation is not simply to assure that a fund has sufficient assets to meet its obligations, but also to limit the risk of loss, and to act as a practical limit on the amount of leverage that the fund may undertake. *See, e.g.,* Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979); Merrill Lynch Asset Management LP staff no-action letter (pub. avail. July 2, 1996). Finally, a fund may cover its senior security derivative positions using offsetting (and other non-asset segregation) positions only to the extent permitted by staff guidance. Please revise this sentence to reflect compliance with Commission and staff asset segregation/cover positions.

43.   The second sentence reads: "Depending upon the contractual terms of the derivatives instrument, the customary settlement practice associated with the derivative instrument and the instrument's liquidity, among other things, the amounts that are segregated or designated may be based on the notional (or contract) amount of the derivative or on the daily mark-to-market obligation under the derivatives contract." The amounts to be segregated/set aside depend on Commission and staff guidance and are not necessarily dependent on the contractual terms of the derivatives, the customary settlement practice associated with the instrument, or the instrument's liquidity. Please revise this sentence to indicate that the Fund will cover its

derivatives (that are senior securities) in accordance with Commission and staff positions, which may dictate asset segregation/designation of the notional amount or, in limited circumstances, permit asset segregation/designation of a fund's daily mark-to market liability, if any.

44.   Please revise the sentence that reads "[i] certain circumstances, a Fund may enter into an offsetting position . . . (*e.g.*, the Fund may 'cover' a written put option with a purchased put option with a higher exercise price)" to remove the option example and to state that the Fund may use offsetting positions rather than asset segregation/designation only as permitted by the Commission and staff guidance. *See, e.g.,* Dreyfus Strategic Investing & Dreyfus Strategic Income staff no-action letter (pub. avail. June 22, 1987).

45.   The last sentence of this section reads: "A Fund may modify its asset segregation policies from time to time." A registered fund must adhere to Commission and staff asset segregation guidance. Please add that the Fund may only modify its asset segregation policies consistent with Commission and staff asset segregation guidance.

Board of Trustees and Oversight Committees

46.   Revise this section and other disclosure in the SAI, as appropriate, in the next pre-effective amendment to reflect the composition of the Fund's actual Board.

The Manager, the Sub-Adviser and the Sub-Sub-Adviser

   The Investment Advisory Agreement and the Sub-Advisory Agreement

47.   Please disclose the compensation of the investment adviser, sub-adviser, and sub-sub-adviser. The sub- and sub-sub-advisers' compensation must be disclosed regardless of whether they are paid by the Fund or its primary adviser. Also, disclose the method of calculating the advisory fees, including the percentage of the fee and its basis (*e.g.,* total assets, managed assets, net assets), the amount of any breakpoint discounts, and a description of any waivers and expense limitation agreements. Please note that, pursuant to Item 19(a)(3)(i), the dollar amount paid to the Fund's primary adviser and any affiliated sub-advisers can be aggregated. The method of calculation, as well as any credits and expense limitations, must still be disclosed individually for both the primary adviser and its affiliates. Also, Item 28(d) requires that the Fund attach a copy of each advisory agreement (including all sub- and sub-sub-advisory agreements) to the registration statement (or incorporate the agreements by reference).

Appendix A

48.   Please review and revise Appendix A so that it complies with IMGU 2016-06 and Investment Company Act Rule 22d-1. For example:

- Are the described arrangements and waivers applicable to all intermediaries? If so, please specify. If there are any intermediary-specific variations, please specify them on an intermediary-by-intermediary basis.

- As noted above, Appendix A cannot be a part of the SAI but must be part of the prospectus (or be a stand-alone document incorporated by reference into the prospectus and filed with the prospectus). Different requirements apply depending on which approach the Fund takes.

- Appendix A should specify which brokers, dealers, banks, or registered investment advisers have agreements with the Distributor with respect to the described waiver; generic disclosure does not inform investors of which financial intermediaries have such agreements with the Distributor.

49.   Please delete the two sentences that read "The interpretation of these provisions as to the applicability of an agreement or waiver . . . (referred to in this Appendix as the 'Manager')." Appendix A should be clear as to the operation of each waiver and discount and should not be subject to the discretion of the Distributor or the Transfer Agent. An investor should know from reading the disclosure what waivers and discounts he/she is eligible for. *See* Investment Company Act Rule 22d-1. If a waiver or arrangement is amended or terminated, the prospectus and Appendix should be amended to reflect the change. Similarly, the Appendix contains statements that "[a]t the sole discretion of the Distributor, the CDSC may be waived . . . ." Delete "at the sole discretion of the Distributor." The CDSC may only be waived as disclosed in the prospectus or an Appendix to the prospectus.

50.   The first sentence under "Applicability of Class A Contingent Deferred Sales Charges and Concession Payments in Certain Cases" reads "Class A shares acquired by conversion from another share class are not considered a 'purchase' for any purpose." Please clarify the meaning of the sentence and how it relates to the applicability of Class A CDSCs and concession payments.

51.   Please delete disclosure relating to classes that are not being offered by this registration statement (*e.g.,* Classes B and C).

Part C Other Information

Item 28. Exhibits

52.   Please confirm supplementally that the advisory agreements, including the sub- and sub-sub-advisory agreements, disclose the compensation of all the advisers.

Item 30. Indemnification

53.   Item 30 requires a statement of the general effect of any contract, arrangements, or statute under which any director, officer, underwriter or affiliated person of the Fund

is insured or indemnified against any liability incurred in their official capacity, other than insurance provided by any director, officer, affiliated person, or underwriter for their own protection. We do not see any such summary.

Signatures

54. Pursuant to Section 6(a) of the Securities Act, the registration statement must be signed by the issuer, the principal executive officer(s), the principal financial officer, the comptroller or principal accounting officer, and a majority of the directors or persons performing similar functions. We do not see signatures for:

  • the principal financial officer,
  • the comptroller or principal accounting officer, and
  • a majority of the trustees or persons performing similar functions.

Staff Closing Comments

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action or comment by the SEC staff.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this comment letter, please contact me at (202) 551-6854 or at Rubensteine@sec.gov.

Sincerely,

/s/ Edward ("Ned") Rubenstein

Edward ("Ned") Rubenstein
Senior Special Counsel